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                                                                   Exhibit 99(3)


Interpool, Inc. Contact:                    RAOUL J. WITTEVEEN, PRESIDENT
                                            (212) 916-3264

Atlas Capital Partners LLC Contact:         MITCHELL I. GORDON, PRESIDENT
                                            (212) 916-3284

                                    NEWS FOR IMMEDIATE RELEASE


              INTERPOOL, INC. ANNOUNCES PARTICIPATION IN MERGER AND
             RECAPITALIZATION OF XTRA CORPORATION FOR $1.9 BILLION



NEW YORK, NY, June 19, 1998 -- Interpool, Inc. ("Interpool") (NYSE: IPX) announced today that it has joined with Apollo Management IV, L.P. ("Apollo") in entering into a definitive merger agreement providing for the recapitalization of XTRA Corporation (NYSE: XTR) ("XTRA"). The recapitalization will be effected by a merger of XTRA with a newly formed limited liability company that is wholly owned by Interpool and Apollo. Interpool will make its investment through its affiliate, Atlas Capital Partners LLC ("Atlas").

Under the terms of the agreement, at the effective time of the merger, each share of XTRA may, at the election of its holder, be exchanged for either $65.00 in cash or a retained interest in XTRA equal to one share for every share elected, subject to proration, so that no more than 500,000 shares of common stock of XTRA are retained by existing holders.

The total value of the transaction, including equity and debt, is approximately $1.9 billion. After the merger, XTRA will be capitalized with $325 million in equity, of which $73.1 million will be provided by Interpool, representing a 22.5% interest in XTRA. Apollo will invest $219.4 million, representing a 67.5% interest in the Company. The retained interest held by existing shareholders of XTRA will represent $32.5 million. Chase Manhattan Corporation and Credit Suisse First Boston have signed commitment letters to provide the debt financing necessary for the recapitalization.
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INTERPOOL, INC.                     6/19/98                              PAGE 2


It is expected that following the merger and recapitalization, Interpool (through Atlas) and Apollo will own approximately 90% of XTRA and the existing shareholders will own the remaining 10%. The merger, which is expected to be consummated later this year, is subject to customary conditions including the approval of XTRA stockholders, the availability of the contemplated financing and the expiration of Hart-Scott-Rodino waiting periods.

Stockholders owning approximately 44% of the outstanding shares of XTRA have agreed to vote in favor of the merger and recapitalization.

Interpool is one of the world's leading lessors of cargo containers used in international trade and is the second largest lessor of intermodal container chassis in the United States. Founded in 1968, Interpool leases its containers and chassis to over 200 customers on a worldwide basis. Interpool recently acquired a 50% interest in Container Applications International, Inc. ("CAI"). CAI is one of the world's leading managers of container assets.

XTRA is a leading lessor, primarily on an operating basis, of freight transportation equipment, including over-the-road trailers, marine containers, intermodal trailers, chassis and domestic containers. XTRA leases over-the-road and intermodal equipment throughout North America, predominantly within the United States, to contract and common carriers, railroads and private fleet owners. In addition, XTRA leases marine containers worldwide to steamship lines and is a major lessor of intermodal containers and chassis.

Martin Tuchman, Chairman of Interpool, remarked: "XTRA is one of the best-positioned transportation equipment leasing companies in the United States. We are extremely pleased to have the opportunity to invest in XTRA. Interpool's and Apollo's successful track records, coupled with XTRA's superb market position, add up to a winning combination. We look forward to growing our businesses and continuing to be a leading force in the transportation equipment leasing industry."


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